

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 23, 2009

<u>Via Fax & U.S. Mail</u>

Mr. H. Melville Hope
Chief Financial Officer
AFC Enterprises, Inc.
5555 Glenridge Connector, NE, Suite 300
Atlanta, Georgia 30342

> **Re: AFC Enterprises, Inc.**
> **Form 10-K for the year ended December 28, 2008**
> **File No. 000-32369**

Dear Mr. Hope:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 28, 2008

Selected Financial Data, page 18

1. In footnote (2), you explain that your franchise revenues are principally composed of royalty payments from franchisees based upon franchisee sales. Please clarify this explanation by disclosing that, as indicated on page 3, such royalty payments are generally 5% of the net restaurant sales of your franchisees.

Operating and Financial Outlook for 2009, page 33

2. We note that, as part of your discussion of the outlook for 2009, you have disclosed fiscal 2008 earnings per diluted share of $0.65, exclusive of $0.11 of other non-operating income. Please note this presentation constitutes a non-GAAP performance measure and, therefore, you should revise your disclosures to comply with the requirements of Item 10(e) of Regulation S-K or remove the measure. We would not object to the presentation of total earnings per diluted share accompanied by a discussion of financial impact of material events included in total earnings per diluted share.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-5

3. We note you have presented changes in restricted cash as a financing item. However, based upon your disclosure in Note 4 on page F-14, restricted cash relates entirely to the cooperative advertising fund. Your current classification as a financing item does not appear to reflect the nature and use of the account, and does not appear to be consistent with the definition of a financing cash flow pursuant to the guidance in paragraphs 230-10-45-14 and 15 of the FASB ASC. Please revise your consolidated statements of cash flows to include changes in restricted cash as an operating item in accordance with paragraphs 230-10-45-16 through 17 of the FASB ASC, or explain to us why such revision is unnecessary.

Definitive Proxy Statement Schedule 14A filed on April 22, 2009

Compensation Discussion and Analysis, page 14

General

4. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets, including the EBITDA-based targets, that must be achieved in order for your executive officers to earn their incentive compensation.

To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Targeted Compensation Levels and Competitive Data, page 14

5. It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, you benchmark against the 13 publicly traded companies listed on page 15. Please tell us whether you also benchmark against the companies found in the additional executive compensation 2008 CRCA survey of 101 organizations in your industry. If so, please revise your executive compensation disclosure in future filings to identify the companies in the additional separate surveys used if they were a material component of your executive compensation consideration.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at 202-551-3642 with questions on legal matters.

Sincerely,

David R. Humphrey
Branch Chief